UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 28, 2004

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X                      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes       X                No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: October 28, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

October 28, 2004

Item 3.

Press Release

October 28, 2004, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah is pleased to announce that it has received an order for 150 i-SHELTER™ solar-powered LED shelter lighting systems to be installed in a North American city.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth                         Peeyush Varshney

President                                 Corporate Secretary

(250) 380-0052                        (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 28th day of October 2004.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

IMMEDIATE RELEASE

Tuesday, October 28, 2004

(No.2004-10-24)

CARMANAH TO SUPPLY 150 SOLAR-POWERED LED SHELTER LIGHTING SYSTEMS

Victoria, British Columbia, Canada – Thursday, October 28, 2004 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that it has received an order for 150 i-SHELTER™ solar-powered LED shelter lighting systems to be installed in a North American city.  This order is part of a commitment by an outdoor advertising company to provide shelters and shelter lighting as part of a larger contract for outdoor advertising.  The order is scheduled to ship in Q4 2004.

"Carmanah is supplying this order through one of the world’s largest outdoor advertising companies,” states Art Aylesworth, Carmanah’s CEO.  “It is a substantial advance for Carmanah’s Transit Lighting Division to be selected as a technology partner for this project.  We are optimistic that this is the beginning of a long and mutually prosperous relationship between our two companies."

Beginning later this year, Carmanah’s i-SHELTER™ solar-powered LED lighting kits will be installed in new and retrofitted shelters at selected locations.  The benefits of the i-SHELTER™ system include:

  Fast, simple and low-cost installation with no external electrical connections, power permits, or site remediation required;

  No scheduled maintenance or ongoing operational costs;

  Uninterrupted performance, even during major power outages like the August 2003 blackout;

  Improved passenger comfort and safety leading to increased transit ridership; and

  Off-grid power autonomy leading to reduced greenhouse gas emissions.

Carmanah's solar powered LED (light-emitting diode) transit lighting products have received wide recognition for their unique integrated design and outstanding performance.  In fact, the Company’s i-STOP™ solar LED illuminated bus stop recently received the 2004 Award for Innovation from the Canadian Urban Transit Association (CUTA).  For more information about Carmanah's transit lighting solutions, please visit www.transitlights.com.

About Carmanah Technologies

Carmanah is an award-winning manufacturer of proprietary LED lighting products for transit, marine, aviation, roadway, and industrial worksite markets.  The Company has more than 100,000 installations in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 investors@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

Building 4, 203 Harbour Road, Victoria, British Columbia, Canada   V9A 3S2

Phone (250) 380-0052 Toll Free 1-877-722-8877

Fax (250) 380-0062 or 682-4768   e-mail: investors@carmanah.com